
Mail Stop 3030

February 9, 2009

<u>VIA U.S. MAIL AND FAX (212) 930-9725</u>

Sheng-Peir Yang
Chief Executive Officer, President and
  Chairman of the board
Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County, Taiwan

> **Re: Omphalos Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 11, 2008**
> **Form 8-K/A filed April 9, 2008**
> **File No. 000-32341**

Dear Sheng-Peir Yang:

   We have reviewed your response dated January 28, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

Consolidated and Combined Statements of Income, page 4

1.   Please refer to prior comment 2. We note from your tabular presentation an adjustment to "loss due to inventory value decline" that results in a gain of approximately $76,257 for the year ended December 31, 2006. Please explain the nature of this adjustment and why you have reported a gain. We note your response to our prior comment 3 in our letter dated July 24, 2008 where you responded that the loss due to inventory value decline would be appropriately reclassified to cost of sales which is consistent with your discussion immediately above your table. Please advise.

2.   In this regard, please consider adding a center column to your table that represents the adjustment to each line item.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant